UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

StatoilHydro ASA

(Name of Issuer)

Ordinary shares, nominal value of NOK 2.50

(Title of Class of Securities)

85771P102**

(CUSIP Number)

Lance D. Myers, Esq.

Holland & Knight LLP

195 Broadway

24th Floor

New York, NY 10007

Telephone: (212) 513-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number is for the related American Depositary Shares. The ordinary shares are not listed for trading in U.S. markets and have not been assigned a CUSIP number.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85771P102

1	Names of Reporting Persons. Kingdom of Norway, Ministry of Petroleum & Energy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,136,393,559

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,136,393,559

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,136,393,559

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 67.0%(1)

14	Type of Reporting Person (See Instructions) OO

(1) Based upon 3,188,647,103 ordinary shares outstanding as of December 31, 2008, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on February 17, 2009.

CUSIP No. 85771P102

Item 1.	Security and Issuer

This Amendment No. 3 amends and supplements the initial statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on October 6, 2008, as amended on October 29, 2008 and January 26, 2009 (the “Schedule 13D”), and relates to the ordinary shares, nominal value of NOK 2.50 (the “Shares”), of StatoilHydro ASA, a public limited company organized under the laws of Norway  (the “Issuer”). The principal executive office of the Issuer is located at Forusbeen 50, N-4035, Stavanger, Norway.

The purpose of this Amendment No. 3 is to amend and supplement the information relating to the Reporting Person’s beneficial ownership of the Shares, including the information set forth in Items 4 and 5 to Schedule 13D.  Except as specifically amended and supplemented hereby, all other items to Schedule 13D remain as originally-stated in Schedule 13D.  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 to Schedule 13D is amended and supplemented as follows:

The purchases of the Shares covered by this Schedule 13D were made for the purpose of increasing MPE’s shareholding in the Issuer to 67% of the Shares outstanding.  Now that MPE beneficially owns 67% of the Shares outstanding it no longer has any present intention to increase its ownership stake in the Issuer.  Further, MPE does not have any current intention of using its ownership stake to influence the Issuer’s business or corporate structure through amendment to the Issuer’s articles of association or otherwise.  However, as publicly disclosed by MPE, at the general meeting of the Issuer that is contemplated to be held in May 2009 and at which the shareholders will consider, among other items, the Issuer’s scheduled name change, MPE will only vote the Shares in favor of a name change proposal that includes “Statoil” either alone or as a dominant part of the name.  Pursuant to the Norwegian Public Limited Liability Companies Act, by virtue of MPE holding in excess of two-thirds of the Shares, MPE has the sole power to amend the Issuer’s articles of association.

Other than as described herein, MPE does not currently have any plans or proposals which relate or would result in an extraordinary corporate transaction or a material change in the Issuer’s business or corporate structure; however, MPE may explore from time to time in the future a variety of alternatives that the Issuer could employ to maximize shareholder value, including alternatives that could result in an extraordinary corporate transaction or a material change in the Issuer’s business or corporate structure.

Item 5.	Interest in Securities of the Issuer

Item 5 to Schedule 13D is amended and supplemented as follows:

(a)           Number of Shares beneficially owned by MPE:

2,136,393,559 (67.0% of the Shares outstanding)

(b)           Number of Shares as to which MPE has:

(i)            Sole power to vote or to direct the vote:

2,136,393,559

(ii)           Shared power to vote or to direct the vote:

0

(iii)          Sole power to dispose or to direct the disposition of:

2,136,393,559

(iv)          Shared power to dispose or to direct the disposition of:

0

(c)           The following table describes the transactions in Shares effected by MPE during the past 60 days:

Date	Number of Shares	Price paid per Share(2)	Nature of Transaction
January 8, 2009	1,932,000	$17.42 (NOK 121.32)	Open market, broker’s transaction
January 12, 2009	1,336,100	$16.90 (NOK 118.78)	Open market, broker’s transaction
January 15, 2009	47,500	$16.10 (NOK 115.99)	Open market, broker’s transaction
January 21, 2009	1,697,800	$17.32 (NOK 120.45)	Open market, broker’s transaction
January 23, 2009	1,898,700	$16.79 (NOK 118.01)	Open market, broker’s transaction
January 30, 2009	890,000	$17.38 (NOK 120.54)	Open market, broker’s transaction
February 2, 2009	5,000	$16.45 (NOK 115.30)	Open market, broker’s transaction
February 3, 2009	1,176,000	$16.53 (NOK 116.27)	Open market, broker’s transaction
February 11, 2009	1,132,400	$18.29 (NOK 122.83)	Open market, broker’s transaction
February 18, 2009	1,235,000	$16.71 (NOK 117.52)	Open market, broker’s transaction
February 23, 2009	1,008,200	$16.84 (NOK 114.69)	Open market, broker’s transaction
February 24, 2009	1,020,000	$16.30 (NOK 111.53)	Open market, broker’s transaction
February 26, 2009	444,600	$16.88 (NOK 115.95)	Open market, broker’s transaction
February 27, 2009	1,045,000	$16.86 (NOK 118.47)	Open market, broker’s transaction
March 2, 2009	1,080,000	$15.96 (NOK 114.42)	Open market, broker’s transaction
March 3, 2009	2,000,000	$15.56 (NOK 111.18)	Open market, broker’s transaction
March 4, 2009	478,668	$15.89 (NOK 113.15)	Open market, broker’s transaction
March 5, 2009	5,200	$16.36 (NOK 116.50)	Open market, broker’s transaction

(2) The Shares acquired by MPE have been purchased through the Oslo Stock Exchange with Norwegian Kroner, NOK.  The USD rate included in the price paid per Share is based upon the daily exchange rate USD:NOK given by the Norwegian Central Bank.

(d)           No person other than MPE has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by MPE.

CUSIP No. 85771P102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kingdom of Norway, Ministry of Petroleum & Energy

March 5, 2009
Date
/s/ Johan A. Alstad
Signature
Johan A. Alstad, Deputy Director General
Name/Title